

August 14, 2012

<u>Via E-mail</u>
Jeffrey C. Newman
Vice President, Chief Financial Officer
MGE Energy, Inc.
133 South Blair Street
Madison, Wisconsin 53703

      Re: **MGE Energy, Inc**
              Madison Gas and Electric Company
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 24, 2012
              Definitive Proxy Statement filed on Schedule 14A
              Filed March 30, 2012
              File Nos. 0-49965 and 0-01125

Dear Mr. Newman:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>18. Commitments and Contingencies, page 92</u>

<u>Columbia Clean Air Act Litigation, page 98</u>

1. Refer to the disclosure in your filing related to the Columbia Clean Air Act Litigation where you state "[a]t this time, MGE is unable to predict with certainty the impact of these claims on its financial condition or results of operations but believes that should there ultimately be an adverse outcome, it could have a significant effect." Please note that when a loss contingency exists, ASC 450-20-25-1 contemplates an assessment as to whether the loss is probable, reasonably possible or remote. In light of the existence of a

loss contingency for this matter, please tell us what consideration you gave to making such assessment as to the likelihood of where the loss falls. Alternatively, please make the required assessment for this loss contingency, describe to us the basis for your conclusion, and provide us with any proposed revised disclosures related to each current loss contingency.

2. Refer to your Columbia Clean Air Act Litigation disclosure where you state, "[t]he parties are exploring possible settlement." Tell us if you held settlement talks with either the EPA or the Sierra Club. If so, then explain in detail the status of the settlement talks and any proposed settlement amount(s); including any counter-offer(s) made by you. Lastly, tell us if you have reserved for this matter. If not, then explain why you have not made an accrual in light of the settlement options you disclose.

h. Other Legal Matters - MGE Energy and MGE, page 98

3. We note your disclosure of various other legal matters and your statement, "[m]GE has accrued for such matters in the financial statements." Tell us and disclose the amount(s) of your accrual for these matters. Further revise your disclosure by providing in aggregate an estimated reasonably possible range of loss for these matters, if any, in excess of the accrual to the extent they are material.

Definitive Proxy Statement filed on Schedule 14A

Executive Compensation, page 15

Compensation Discussion and Analysis, page 15

4. Please disclose the information required by Item 402(b)(1)(vii) of Regulation S-K.

Compensation/Benefits Structure, page 18

Base Salaries, page 20

5. Please disclose the factors that you considered to increase your named executive officers' base salaries from fiscal 2010 to fiscal 2011. See Item 402(b)(2)(ix) of Regulation S-K.

Short-Term Incentive, page 20

6. Please explain how achievement of the metric-specific targets, the other corporate goals, and the individual performance goals resulted in the amounts paid to each named executive officer, as disclosed in the "Bonus" column of the Summary Compensation Table. Please also disclose the size of the incentive pool for 2011 and 2010 and explain the reasons for any material increase in the size of such pool.

Summary of Short-Term Incentive Payouts, page 21

7. In addition to disclosing the actual payout as a percentage of maximum opportunity, please also disclose the actual payout as a percentage of target level performance.

2011 Grants of Plan-Based Awards Table

8. Given that the performance units are settled in cash and no shares of stock are issued pursuant to the awards, please provide us with your analysis for why awards under the Performance Unit Plan are classified as stock awards in the Summary Compensation Table and as equity incentive plan awards in the Grants of Plan-Based Awards and Outstanding Equity Awards Tables. We also note that in response to Item 12 of Form 10-K, you stated that you do not have or maintain any equity compensation plans. Please cite to relevant authority in your response. Please also explain to us how the awards will be settled in cash. Please also tell us if settlement will occur at the same time as the vesting of the awards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339, if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551- 3427 or Dieter King, Legal Branch Chief, at (202) 551- 3338 if you have questions regarding any other comments. You may contact me at (202) 551- 3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief